Registration Statement No. 333-217200
Filed Pursuant to Rule 433
January 22, 2018

FNGU and FNGD: New Tools for FANG Exposure!

REX Shares, LLC (REX) is pleased to announce that the first two ETNs in the “REX MicroSectors™” series started trading today!  The BMO REX MicroSectors™ FANG+™ Index 3X Leveraged ETNs and the BMO REX MicroSectors™ FANG+™ Index -3X Inverse Leveraged ETNs, based on the NYSE FANG+TM Index, began trading on the NYSE under the tickers FNGU and FNGD.  Additional information on FNGU and FNGD can be found at MicroSectors.com.

The NYSE FANG+TM Index was created by NYSE in 2017 to provide exposure to a select group of highly-traded growth stocks of technology and tech-enabled companies. The Index currently includes the five core “FANG” stocks--Facebook, Apple, Amazon, Netflix and Alphabet’s Google—plus another five actively-traded technology growth stocks—Alibaba, Baidu, NVIDIA, Tesla and Twitter.  On November 8, 2017, the Intercontinental Exchange (ICE) launched a series of quarterly futures contracts based on the NYSE FANG+TM Index in order to offer hedging of and exposure to these companies.

REX MicroSectorsTM will be a series of hedging and trading vehicles based on specific segments of the market such as FANG+ stocks.  Please reach out to REX with any questions or comments on REX MicroSectors™ or specifically these NYSE FANG+TM Index linked ETNs.

Regards,
REX Shares

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC about the offering to which this free writing prospectus relates. Please read those documents and the other documents relating to this offering that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and this offering. These documents may be obtained without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in this offering will arrange to send the pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.
The ETNs are senior, unsecured obligations of Bank of Montreal.
Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice.  Investors should consult with their own financial advisors as to these matters.
The ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis.  You should proceed with extreme caution in considering an investment in the ETNs.
The ETNs do not guarantee the return of your investment.  If the Intraday Indicative Value for the ETNs is equal to or less than $0 at any time during an Exchange Business Day or the Indicative Note Value is equal to or less than $0, you will lose all of your investment in the ETNs.  Even if the Index Closing Level upon redemption  has moved favorably relative to the Initial Index Level, you may receive less than the principal amount of your ETNs due to the Daily Investor Fee, the Daily Financing Charge, any negative Daily Interest and the Redemption Fee Amount (as applicable) and/or the consequences of leverage.  The ETNs are subject to the credit risk of Bank of Montreal.

Leverage increases the sensitivity of your ETNs to changes in the level of the Index.  The ETNs are not suitable for investors with longer-term investment objectives.  You should regularly monitor your holdings of the ETNs to ensure that they remain consistent with your investment strategies.  The ETNs are not suitable for all investors. In particular, the ETNs should be purchased only by sophisticated investors who do not intend to hold the ETNs as a buy and hold investment, who are willing to actively and continuously monitor their investment and who understand the consequences of investing in and of seeking daily resetting leveraged investment results.  Due to the effect of compounding, if the Indicative Note Value increases, any subsequent adverse change in the Index level will result in a larger dollar reduction from the Indicative Note Value than if the Indicative Note Value remained constant; the converse is also true.  The ETNs are subject to intraday purchase risk. The Indicative Note Value is reset daily, and the leverage of the ETNs during any given Exchange Business Day may be greater than or less than three or negative three.
The ETNs are subject to a call right, which may adversely affect the value of, or your ability to sell, your ETNs. The ETNs do not pay any interest, and you will not have any ownership rights in the Index constituents.  The Index Closing Level used to calculate any payment by the Issuer of the ETNs may be less than the Index Closing Level at other times during the term of the ETNs.  There are restrictions on your ability to request a redemption of the ETNs, and you will not know the amount due upon redemption at the time you elect to request that the ETNs be redeemed.  The Issuer may sell additional ETNs but is under no obligation to do so.
Market disruptions may adversely affect your return.  Significant aspects of the tax treatment of the ETNs are uncertain.
The Intraday Indicative Value and the Indicative Note Value are not the same as the closing price or any other trading price of the ETNs in the secondary market.  There is no assurance that your ETNs will be listed or continue to be listed on a securities exchange, and they may not have an active trading market.  The value of the ETNs in the secondary market may be influenced by many unpredictable factors.
The Issuer or its affiliates may have economic interests that are adverse to those of the holders of the ETNs as a result of our business, hedging and trading activities, or as Calculation Agent of the ETNs, and may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the ETNs, and may do so in the future.
The Index has limited actual historical information.  The Index Calculation Agent may adjust the Index in a way that may affect its level, and may, in its sole discretion, discontinue the public disclosure of the intraday Index value and the end-of-day closing value of the Index.  The Index lacks diversification and is vulnerable to fluctuations in the technology and consumer discretionary industries.  A limited number of Index constituents may affect the Index Closing Level, and the Index is not necessarily representative of its focus industry.  An Index constituent may be replaced upon the occurrence of certain adverse events.  The Index uses a proprietary selection methodology, which may not select the constituent issuers in the same manner as would other index providers or market participants.

Please see “Risk Factors” on page PS-12 of the Pricing Supplement dated January 22, 2018 relating to FNGU and on page PS-12 of the Pricing Supplement dated January 22, 2018 relating to FNGD, and the “Risk Factors” sections beginning on page S-1 of the Prospectus Supplement dated April 27, 2017 and on page 7 of the Prospectus dated April 27, 2017.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ETNs.
MicroSectorsTM and REXTM are registered trademarks of REX Shares, LLC (“REX”).  FANG+ is a registered trademark of ICE Data Indices, LLC (“ICE Data”). The trademarks have been licensed for use for certain purposes by Bank of Montreal.  The NYSE® FANG+TM Index is a product of ICE Data, and has been licensed for use by Bank of Montreal. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third party licensors (collectively, “REX Index Parties”) or by ICE Data or any of its affiliates or third party licensors (collectively, “ICE Data Index Parties”).  REX Index Parties and ICE Data Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the NYSE® FANG+TM Index to track general market performance.  REX Index Parties and ICE Data Index Parties’ only relationship to Bank of Montreal with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of REX Index Parties and ICE Data Index Parties.  The NYSE® FANG+TM Index is determined, composed and calculated by ICE Data Index Parties without regard to Bank of Montreal or the ETNs.  ICE Data Index Parties have no obligation to take the needs of Bank of Montreal or the owners of ETNs into consideration in determining, composing or calculating the NYSE® FANG+TM Index.  REX Index Parties and ICE Data Index Parties are not responsible for and have not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash. REX Index Parties and ICE Data Index Parties have no obligation or liability in connection with the administration, marketing or trading of the ETNs. There is no assurance that investment products based on the NYSE® FANG+TM Index will accurately track index performance or provide positive investment returns.  Inclusion of a security within an index is not a recommendation by REX Index Parties or ICE Data Index Parties to buy, sell, or hold such security, nor is it considered to be investment advice.

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